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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK, NEW YORK 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY, CPA P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE, DEER PARK, NEW YORK 11729
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 7 2013

R. K. Aufhauser
Signature

PRESIDENT
Title

Sworn to before me this 19th day of February 2013

Lena A. Dimino
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES, INC.

FINANCIAL STATEMENT and SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17 a – 5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2012

AUFHAUSER SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2012

	Page
Report of Independent Auditor	1
Financial Statements:	
Statement of Financial Conditions	2
Statement of Operations	3
Statements of Cash Flow	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-10
Supplementary Schedule:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

Report of Independent Auditor

To the Stockholders of Aufhauser Securities Inc.:

We have audited the statement of financial condition of Aufhauser Securities Inc. as of December 31, 2012, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities Inc. as of December 31, 2012 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles, the rules of the Securities and Exchange Commission, and the rules of the Public Company Accounting Oversight Board.

Also, we have examined the supplementary schedules on page 8 to 10 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant Deer Park, New York February 19, 2013

AUFHAUSER SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets:	
Receivables from broker-dealers, exchanges and clearing organizations(net of allowance)	1,866,271
Total Assets	1,866,271
LIABILITIES and STOCKHOLDERS' EQUITY	
Liabilities:	
Payable to broker Dealers, exchange	283,524
Payable to affiliate	28,812
Accounts payable and Accrued Expenses	47,414
Taxes Payable	19,409
Total Liabilities	379,159
Stockholders' Equity:	
Common Stock	30,000
Additional Paid in Capital	480,000
Retained Earnings	977,112
Total Stockholder's Equity	1,487,112
Total Liabilities and Stockholder's Equity	1,866,271

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2012

Commission Income	1,877,460	
Interest Income	33,296	
Other Income	7,288	
		1,918,044
Expenses:		
Employee Compensation	928,445	
Commission Expense	712,470	
Rent Expense	72,000	
Regulatory Fees	27,587	
Professional Fees	21,340	
Other Expense	90,793	
		1,852,635
Income before Income Taxes Provision		65,409
Income Taxes:		
Federal Income Tax		8,667
New York State& City		10,742
Net Income		46,000

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Net Income	46,002
(increase)decrease in operating assets	
Receivables from Brokers, Exchanges and Clearing Organizations	(1,449,155)
Securities Owned, at Fair Value	
increase(decrease) in operating liabilities	
Payable to Brokers, Exchanges and Clearing Organizations	274,969
Income Tax Payable	13,927
Payable to Affiliates	28,812
Accounts Payable	(390,892)
Net cash used for operating Activities	(1,476,337)
Cash and cash equivalents at beginning of year	1,476,337
Cash and cash equivalents at end of year	-

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2012	$ 30,000	$480,000	$931,110
Net Income	-	-	46,002
Balance at December 31, 2012	$ 30,000	$480,000	$977,112

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Organization and Nature of Business:
Aufhauser Securities, Inc. (the "Company") ,established on June 14,1994, is registered as a broker-dealer under the Securities and Exchange Act of 1934, and also is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates as a discount broker. It clears all transactions on a fully disclosed basis through a clearing broker.

Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

Securities are carried at market value.

Revenue Recognition
Commission revenues include commissions, mutual fund distribution fees and contingent deferred sales charge revenue, which are all accrued as earned.

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at a U.S. bank. The Company defines cash equivalents as short term interest bearing investments with original maturities at the time of purchase of three months or less. At December 2012, cash and cash equivalents balance is Zero. In order to pay current expenses, the Company operates a " Cash Management Account" at its clearing broker and carries the balance in that account as an asset due from its clearing broker.

Securities owned, at fair value
Securities owned are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions and related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2012, the company's income tax provision is $19,409.

Receivable From and Payable to Broker-Dealers, Exchanges, and Clearing Organizations
Receivable from brokers include cash held at clearing brokers, amounts receivable for unsettled transactions, and fees & commissions payable and receivable. The Company executes trades which are cleared by clearing broker and is subject to credit risk in the event counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2012, the Company had not recorded any liabilities with regard to this right.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Securities owned, at fair value

Fair Value Measurement
ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include The Company' own data.

As of December 31, 2012, the Company balance for securities owned is zero.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2012, the Company had net capital of $ 1,487,112, which exceeded its minimum requirement of $250,000 by $ 1,237,112.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k) (2) (ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as broker dealer in securities. Management believes that as of December 31, 2012, that the Company is not subject to any litigation, arbitration, or regulatory action.

Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions on behalf of customers. These activities may expose the Company to off-balance sheet credit and market risk in the event the Company's clearing broker is unable to complete a transaction..

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Market Risk
Market risk is the risk of loss resulting from adverse changes in market rates and prices, including interest rates and foreign currency exchange rates. As of December 31. 2012 the company incurred no such risk.

Margin Risk
Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes. AS of December 31, 2012, the company had no margin loans payable.

Concentration
The Company is dependent on its clearing brokers to execute its trading strategy and is exposed to risk if the clearing brokers fail to meet their obligations. The replacement of this service could take several months, thereby affecting the normal operations of company.

Transactions with Related Parties
The Company has a services, space sharing, and expense agreement with an affiliated company. This agreement covers support services provided by the affiliated employees, expenses relating to the compensation of these employees, fixed expenses, and office space utilized by the Company. As of December 31, 2012, total payable to affiliates was $28,812.

Subsequent Events
The Company has performed an evaluation of subsequent events through Feb 19, 2013, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2012.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1

YEAR ENDED DECEMBER 31, 2012

Computation of Net Capital

Members' Capital	1,487,112
Deductions	
Non-allowable assets	
Securities owned	
Commission and fee receivable	
Other assets	
Net capital before haircuts	1,487,112
Haircuts on Securities	
Other securities	
Total haircuts	
Net capital after haircuts	1,487,112
Computation of alternative net capital requirement	
Minimum net capital required (the greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess net capital	1,237,112

Paragraph pursuant to d)(4) of SEC Rule 17a-5

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as December 31, 2012

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

February 19, 2013
Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the Financial Report of Aufhauser Securities Inc. as required by the Financial Industry Regulatory Authority as of December 31, 2012 and have issued a report thereon dated February 19, 2013. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2012 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2012 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 19, 2013

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

To the Stockholders of Aufhauser Securities, Inc.
New York, New York

We have examined the financial statements of Aufhauser Securities, Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2012 and have issued a report thereon dated February 19, 2013. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Aufhauser Securities, Inc. for the year ended December 31, 2012. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2012, to December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Aufhauser Securities, Inc. taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Deer Park, New York
February 19, 2013